

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

By U.S. Mail and facsimile to (804) 967-2978

Keith D. Browning
Executive Vice President and Chief Financial Officer
CarMax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, Virginia 23238

> **Re:** **CarMax, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2010**
> **Filed April 27, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 3, 2010**
> **File No. 001-31420**

Dear Mr. Browning:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director